Filed Pursuant to Rule 424(b)(5)
Registration No. 333-167145

Prospectus Supplement To Prospectus Dated June 7, 2010

3,850,000 Shares

Common Stock

We are offering 3,850,000 shares of our common stock. Our common stock is listed on the NASDAQ Global Select Market under the symbol “HFWA.” On December 9, 2010, the last reported sale price of our common stock on the NASDAQ Global Select Market was $13.73 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors ” beginning on page S-14 of this prospectus supplement to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$13.00	$50,050,000
Underwriting discounts and commissions	$0.72	$2,752,750
Proceeds to Heritage Financial Corporation (before expenses)	$12.28	$47,297,250

We have granted the underwriters a 30-day option to purchase up to an additional 577,500 shares of our common stock at the public offering price, less underwriting discounts and commissions within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The shares of common stock offered by this prospectus supplement are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment in New York, New York on or about December 15, 2010, subject to customary closing conditions.

Keefe, Bruyette & Woods Book Running Manager
D.A. Davidson & Co.

The date of this prospectus supplement is December 9, 2010.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where the offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any such “free writing prospectus” is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under the shelf registration statement, we may offer and sell shares of our common stock described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read this prospectus supplement and the accompanying prospectus as well as the documents incorporated herein by reference described under “Incorporation of Certain Documents by Reference” before investing in our common stock.

All references in this prospectus supplement to “Heritage,” “we,” “us,” “our” or similar references mean Heritage Financial Corporation and its consolidated subsidiaries and all references in this prospectus supplement to “Heritage Financial Corporation” mean Heritage Financial Corporation excluding its subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated, including:

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our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired, including the Cowlitz Bank and Pierce Commercial Bank acquisitions described in this prospectus supplement, or may in the future acquire, into our operations and our ability to realize related revenue synergies and cost savings within expected time frames or at all, and any goodwill charges related thereto and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, which might be greater than expected;

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the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources;

•	risks related to acquiring assets in or entering markets in which we have not previously operated and with which we may not be familiar;

•	fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;

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results of examinations of us by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and of our bank subsidiaries by the Federal Deposit Insurance Corporation (the “FDIC”), the Washington State Department of Financial Institutions, Division of Banks (the “Washington DFI”) or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•

legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, including the recently adopted Dodd-Frank Act and regulations that have been or will be promulgated thereunder and interpretation of regulatory capital or other rules;

•	our ability to control operating costs and expenses;

•	further increases in premiums for deposit insurance;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	difficulties in reducing risk associated with the loans on our balance sheet;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	computer systems on which we depend could fail or experience a security breach;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our branch expansion strategy;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•

other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus supplement, the accompanying prospectus and the incorporated documents; and

•	future legislative or regulatory changes in the TARP Capital Purchase Program, including our inability to redeem securities issued to the Treasury in connection with the TARP Capital Purchase Program.

Some of these and other factors are discussed in this prospectus supplement under the caption “Risk Factors” and elsewhere in this prospectus supplement and in the incorporated documents. Such developments could have a material adverse impact on our business, financial position and results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus supplement or the accompanying prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. As a result, this summary is not complete and does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” section, and the documents incorporated by reference, which are described under “Incorporation of Certain Documents by Reference” in this prospectus supplement. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.

Heritage Financial Corporation

Heritage Financial Corporation is a bank holding company incorporated in the State of Washington. We are primarily engaged in the business of planning, directing and coordinating the business activities of our wholly owned bank subsidiaries, Heritage Bank and Central Valley Bank. Heritage Bank is a Washington-chartered commercial bank that conducts business from its main office in Olympia, Washington as well as its twenty-four branch offices located in communities from Seattle, Washington to Portland, Oregon. Central Valley Bank is a Washington-chartered commercial bank that conducts business from its main office in Toppenish, Washington as well as its five branch offices located in Yakima and Kittitas counties in Washington. As a bank holding company, Heritage Financial Corporation is subject to regulation by the Federal Reserve Board. Heritage Bank and Central Valley Bank are subject to regulation by the Washington DFI and the FDIC. As of September 30, 2010, we had total consolidated assets of $1.3 billion, total net loans receivable of $865.0 million, total deposits of $1.1 billion and total stockholders’ equity of $163.0 million. Net income applicable to common shareholders for the nine months ended September 30, 2010 was $2.6 million, or $0.23 per diluted common share.

On November 21, 2008, Heritage Financial Corporation completed a sale to the United States Department of the Treasury (the “Treasury”) of 24,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, (the Series A preferred stock), for an aggregate purchase price of $24.0 million in cash, with a related warrant to purchase 276,074 shares of its common stock for a ten-year period at an exercise price of $13.04 per share. During September 2009, Heritage Financial Corporation received net proceeds of approximately $46.6 million in a public offering of its common stock, which under the terms of the warrant reduced the number of shares of our common stock underlying the warrant by 50% to 138,037 shares. The Series A preferred stock pays a cumulative dividend of 5.0% per annum for the first five years and 9.0% per annum thereafter, if not redeemed within the first five years. The Series A preferred stock can be redeemed at its liquidation preference (which is $1,000 per share), plus all accrued and unpaid dividends.

Our business consists primarily of lending and deposit relationships with small businesses and their owners in our market areas and attracting deposits from the general public. We also make residential and commercial construction, income property, and consumer loans and originate for sale or investment purposes first mortgage loans on residential properties located in Oregon and Washington State.

Heritage Bank, the larger of our two bank subsidiaries, with assets of $1.1 billion and deposits of $958.1 million at September 30, 2010, was established in 1927. Originally founded as a savings and loan association, Heritage Bank implemented a growth strategy in 1994 to expand its offerings from traditional savings and loan products to a full range of products and services for both personal and business banking, which culminated in its conversion to a commercial bank charter in 2004. We acquired our other subsidiary bank, Central Valley Bank, in 1999. Central Valley Bank first opened for business in 1962 and serves the Yakima Valley region of

Washington with a primary focus on small business and agricultural lending. In 1998, we acquired North Pacific Bank, a Washington-chartered commercial bank in Tacoma, Washington. In 2006, we acquired Western Washington Bancorp and its wholly-owned subsidiary, Washington State Bank, N.A., located in Federal Way, Washington. Both banks were merged into Heritage Bank.

During 2010, Heritage Bank completed two FDIC assisted transactions which have played an integral role in our overall growth strategy. On July 30, 2010, Heritage Bank assumed most of the non-brokered deposits, with a fair value of approximately $343.9 million, and acquired assets with a fair value of approximately $344.8 million including $145.3 million in loans of Cowlitz Bank, and its Bay Bank division. The FDIC excluded most non-performing loans, all other real estate owned and most brokered deposits from the transaction. Pursuant to a loss sharing agreement with the FDIC, the FDIC has agreed to reimburse Heritage Bank for 80% of losses on the acquired loans (other than consumer loans of $2.3 million). The loss sharing agreement for commercial loans is in effect for five years for loss sharing with an additional three years for recoveries only from the July 30, 2010 acquisition date. The loss sharing agreement for single family residential mortgage loans is in effect for ten years, as to both shared losses and recoveries, from the July 30, 2010 acquisition date. Cowlitz Bank was a full service commercial bank headquartered in Longview, Washington that operated nine branch locations in Washington and Oregon. Heritage Bank also received regulatory approval to exercise trust powers and has continued to operate the trust division of Cowlitz Bank. As of July 30, 2010 there were $55.8 million in trust assets under management by the trust division. For further discussion of the loans covered under the loss sharing agreements with the FDIC and related financial matters for this transaction see footnotes (6) and (7) in “— Selected Historical Financial Information.”

On November 5, 2010, Heritage Bank, assumed all of the deposits, with a fair value of approximately $181.5 million, and acquired assets with a fair value of approximately $210.7 million, including $142.9 million in loans, of Pierce Commercial Bank, which operated one branch located in Tacoma, Washington. The FDIC and Heritage Bank entered into a purchase and assumption agreement without a loss sharing agreement.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “HFWA.” Our principal executive offices are located at 201 Fifth Avenue S.W., Olympia, Washington 98501. Our telephone number is (360) 943-1500.

Our Strategies

Our primary objective is to be a well-capitalized, profitable community banking organization, with balanced growth while emphasizing lending and deposit relationships with small and medium size businesses along with their owners and the general public. We consider ourselves as an innovative team providing financial services focusing on the success of our customers. Our stated mission is: “Continuously Improve Customer Satisfaction, Employee Empowerment and Shareholder Value.” We will seek to achieve our objective through the following strategies:

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Expand geographically as opportunities present themselves. We are committed to continuing the controlled expansion of our franchise through strategic acquisitions designed to increase our market share. We believe that consolidation across the community bank landscape will continue to take place and further believe that, with our capital and liquidity positions, approach to credit management and extensive acquisition experience, we are well positioned to take advantage of acquisitions or other business opportunities in our market areas, including additional FDIC-assisted transactions. In markets where we wish to enter or expand our business, we will also consider opening de novo offices. In the past, we have successfully integrated acquired institutions and opened de novo branches. We plan to acquire or build one to two branches per year in strategic growth locations. We will continue to be disciplined and opportunistic as it pertains to future acquisitions and de novo branching focusing on the Pacific Northwest markets we know and understand.

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Focus on Asset Quality. A strong credit culture is a high priority for us. We have a well-developed credit approval structure that has enabled us to maintain a standard of asset quality that we believe is conservative while maintaining our lending objectives. We will continue to focus on loan types and markets that we know well and have a historical record of success. We focus on loan relationships that are well diversified in both size and industry types. With respect to commercial business lending, which is our predominant lending activity, we view ourselves as cash-flow lenders obtaining additional support from realistic collateral values, personal guarantees and secondary sources of repayment. We have a problem loan resolution process that is focused on quick detection and feasible solutions. We seek to maintain strong internal controls and subject our loans to periodic internal loan review as well as a third party loan review process.

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Maintain Strong Balance Sheet. In addition to our focus on our underwriting, we believe that the strength of our balance sheet has thus far enabled us to endure the economic downturn afflicting the Pacific Northwest better than many of our competitors. As of September 30, 2010, the ratio of our allowance for loan losses to total noncovered loans (loans not subject to the loss sharing agreements are referred to as “noncovered loans”) was 3.3% and the ratio of the allowance to non-performing noncovered loans was 95.6%. Our liquidity position is also strong, with $177.7 million in cash and cash equivalents as of September 30, 2010. As of September 30, 2010, the regulatory capital ratios of our subsidiary banks were well in excess of the levels required for “well-capitalized” status, and our consolidated total risk-based capital, Tier 1 risk-based capital and leverage ratios were 19.8%, 18.5% and 12.2%, respectively.

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Deposit Growth. Our strategic focus is to continuously grow deposits with emphasis on total relationship banking with our business and retail customers. We continue to seek to increase our market share in our communities by providing exceptional customer service, focusing on relationship development with local businesses and strategic branch expansion. Our primary focus is to maintain a high level of non-maturity deposits to internally fund our loan growth with a low reliance on maturity (certificate) deposits. At September 30, 2010, as a percentage of our total deposits, non-maturity deposits were 64.2%. We maintain state of the art technology-based products, such as on-line personal financial management, business cash management, and business remote deposit products that enable us to compete effectively with banks of all sizes. Our retail management team is well seasoned and has strong ties to the communities we serve with a strong focus on relationship building and customer service.

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Emphasize business relationships with a focus on commercial lending. We will continue to provide primarily commercial business, commercial real estate and residential construction loans with an emphasis on owner occupied commercial real estate and commercial business lending, and the deposit balances that accompany these relationships. We provide our business customers with an array of competitive deposit and cash management products through a variety of delivery channels with state of the art technologies. Our lending staff is well seasoned with extensive knowledge of our markets and adds value through a focused advisory role that we believe strengthens our customer relationships and loyalty. We currently have and will seek to maintain a diversified portfolio of lending relationships without concentrations in any industry.

•

Recruit and retain highly competent personnel to execute our strategies. Our compensation and staff development programs are aligned with our strategies to grow our loans and core deposits while maintaining our focus on asset quality. Our incentive systems are designed to achieve well-balanced and high quality asset growth while maintaining appropriate mechanisms to reduce or eliminate incentive payments when appropriate. Our equity compensation programs and retirement benefits are designed to build and encourage employee ownership at all levels of the company to align employee performance objectives with corporate growth strategies and shareholder value. We have a strong corporate culture, which is supported by our commitment to internal development and promotion from within as well as the retention of management and officers in key roles.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-14 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision. See “Incorporation of Certain Documents by Reference.”

The Offering

Common stock we are offering	3,850,000 shares

Common stock to be outstanding after this offering	15,010,097 shares(1)(2)

Over-allotment option	577,500 shares

Use of proceeds	Our estimated net proceeds from this offering are approximately $47.0 million, or approximately $54.1 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the organic growth of our subsidiary banks, and acquisitions or other business opportunities in our market areas, including FDIC-assisted transactions. We also may seek the approval of our regulators to utilize a portion of the proceeds of this offering and other cash available to us to repurchase all or a portion of the Series A preferred stock and warrant that we issued to Treasury. See “Use of Proceeds.”

NASDAQ Global Select Market Symbol	HFWA

Settlement Date	Delivery of shares of our common stock will be made against payment therefor on or about December 15, 2010.

(1)	The number of our shares outstanding immediately after the closing of this offering is based on 11,160,097 shares of common stock outstanding as of November 30, 2010.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes (a) shares issuable pursuant to the exercise of the underwriters’ over-allotment option, (b) 689,261 shares of common stock issuable upon exercise of outstanding stock options as of November 30, 2010, with a weighted average exercise price of $17.56 per share, (c) 501,639 shares of common stock issuable pursuant to potential future awards under our equity compensation plans, and (d) 138,037 shares of common stock issuable upon exercise by the Treasury of a ten-year warrant with an initial exercise price of $13.04 per share issued pursuant to the Treasury TARP Capital Purchase Program.

Selected Historical Financial Information

The following table sets forth selected consolidated financial information as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 (most of which has been derived from our audited consolidated financial statements), and as of and for the nine months ended September 30, 2010 and 2009 (which is unaudited). The unaudited financial information as of and for the nine months ended September 30, 2010 and 2009 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results of operations to be expected for the full year or any future period. This information should be read in conjunction with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2009, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. See “Incorporation of Certain Documents by Reference.”

Our summary consolidated financial information and other financial data contain information determined by methods other than in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). These measures include tangible book value per common share and tangible common equity to tangible assets. Tangible book value per common share may be important to investors interested in changes from period to period in book value per share exclusive of changes in intangible assets. Tangible common equity to tangible assets may be important to many investors interested in the equity to assets ratio exclusive of the effect of changes in intangible assets on equity and total assets. Reconciliations of the GAAP and the non-GAAP financial measures presented are contained within the summary consolidated financial information table.

	For the Nine Months Ended September 30,		For the years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
Operations Data:
Interest income	$40,505	$40,055	$53,341	$56,948	$62,391	$55,237	$45,428
Interest expense	6,394	9,112	11,645	18,606	25,770	19,465	11,547
Net interest income	34,111	30,943	41,696	38,342	36,621	35,772	33,881
Provision for loan losses	9,095	14,440	19,390	7,420	810	720	810
Noninterest income	7,205	6,414	8,667	8,824	8,572	7,954	6,630
Noninterest expense	26,882	23,519	30,895	30,419	28,288	27,082	24,183
Federal income tax (benefit) expense	1,746	(411)	(503)	2,976	5,387	5,377	5,042
Net income (loss)	3,593	(191)	581	6,351	10,708	10,547	10,476
Dividends accrued and discount accreted on preferred shares	995	989	1,320	143	—	—	—
Net income (loss) applicable to common stockholders	2,598	(1,180)	(739)	6,208	10,708	10,547	10,476
Earnings (loss) per common share
Basic	0.24	(0.17)	(0.10)	0.93	1.62	1.64	1.69
Diluted	0.23	(0.17)	(0.10)	0.93	1.60	1.59	1.64
Cash dividends per common share(1)	—	0.10	0.10	0.56	0.84	0.81	0.71

Performance Ratios:
Net interest spread(2)	4.29%	4.30%	4.25%	4.11%	3.86%	4.30%	4.75%
Net interest margin(3)(5)	4.53%	4.62%	4.57%	4.59%	4.50%	4.83%	5.08%
Efficiency ratio(4)(5)	65.06%	62.96%	61.34%	64.50%	62.59%	61.94%	59.69%
Return on average assets(5)	0.44%	(0.03)%	0.06%	0.71%	1.23%	1.33%	1.46%
Return on average common equity(5)	2.52%	(1.72)%	(0.72)%	6.98%	12.87%	14.18%	16.13%

	As of September 30,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005
Balance Sheet Data:
Total assets	$1,254,534	$1,017,956	$1,014,859	$946,145	$886,055	$852,893	$751,152
Noncovered loans receivable, net	730,946	758,123	746,083	793,303	768,945	739,596	643,538
Loans covered under FDIC loss- sharing agreements(6)	134,011	—	—	—	—	—	—
Total loans, net	864,957	758,123	746,083	793,303	768,945	739,596	643,538
Loans held for sale	1,127	—	825	304	447	—	263
FDIC indemnification asset(7)	16,084	—	—	—	—	—	—
Deposits	1,068,020	845,147	840,128	824,480	776,280	725,921	636,504
Federal Home Loan Bank advances	—	—	—	—	14,990	37,167	39,900
Securities sold under agreement to repurchase	15,687	9,404	10,440	—	—	—	—
Stockholders’ equity	163,035	158,557	158,498	113,147	84,967	78,639	66,120
Less: goodwill	13,012	13,012	13,012	13,012	13,012	13,081	6,640
Less: other intangible assets	1,909	365	346	424	502	580	—
Tangible equity	148,114	145,180	145,140	99,711	71,453	64,978	59,480
Less: preferred stock	23,582	23,456	23,487	23,367	—	—	—
Tangible common equity	124,532	121,724	121,653	76,344	71,453	64,978	59,480
Book value per common share	12.52	12.23	12.21	13.40	12.79	11.99	10.57
Less: goodwill and other tangible assets per common share	1.34	1.21	1.21	2.00	2.03	2.08	1.06
Tangible book value per common share(8)	11.18	11.02	11.00	11.40	10.76	9.91	9.51
Equity to assets ratio	13.0%	15.6%	15.6%	12.0%	9.6%	9.2%	8.8%

Capital Ratios:
Average equity to average assets	14.9%	11.9%	12.9%	10.3%	9.5%	9.4%	9.1%
Tangible common equity to tangible assets(9)	10.1%	12.1%	12.1%	8.2%	8.2%	7.7%	8.0%
Total risk-based capital ratio	19.8%	20.2%	20.7%	13.7%	10.7%	10.4%	10.8%
Tier 1 risk-based capital ratio	18.5%	18.9%	19.4%	12.5%	9.5%	9.1%	9.5%
Leverage ratio	12.2%	15.1%	14.6%	11.0%	8.2%	8.0%	8.2%

Asset Quality Ratios(6):
Nonperforming noncovered loans to noncovered loans	3.49%	4.56%	4.27%	0.42%	0.13%	0.37%	0.13%
Allowance for loan losses to noncovered loans	3.33%	3.20%	3.38%	1.91%	1.33%	1.35%	1.30%
Allowance for loan losses to nonperforming noncovered loans	95.55%	70.21%	79.33%	454.0%	1,016.1%	360.1%	1,016.3%
Nonperforming noncovered assets to total noncovered assets	2.53%	3.52%	3.32%	0.57%	0.13%	0.36%	0.16%

	As of September 30,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005

Other Data:
Number of banking offices	30	20	20	20	20	20	18
Number of full-time equivalent employees	302	223	222	217	224	233	211

(1)	Revised for stock dividends. During the first quarter of 2009, we suspended our cash dividends on our common stock to preserve our capital.

(2)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(3)	Net interest margin is net interest income divided by average interest earning assets.

(4)	The efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

(5)	Ratios for the nine month periods are annualized.

(6)	Loans subject to a loss sharing agreement with the FDIC are identified as “covered loans” in this prospectus supplement.

(7)	We established an FDIC indemnification asset of $16.1 million, which represents the present value of the estimated losses on covered loans to be reimbursed by the FDIC under the loss sharing agreement. The FDIC indemnification asset will be reduced as losses are recognized on covered loans and loss sharing payments are received from the FDIC. Estimated losses in excess of acquisition date estimates will immediately increase the FDIC indemnification asset by a credit to noninterest income. Conversely, if estimated losses are less than acquisition date estimates, the FDIC indemnification asset will be reduced by a charge to noninterest income on a prospective basis over the shorter of the remaining term of the shared-loss agreements or the remaining life of the loans. Since the FDIC indemnification asset was initially recorded at estimated fair value using a discount rate, a portion of the discount is taken into noninterest income at each reporting date. The covered loans acquired in the Cowlitz Bank acquisition are and will continue to be subject to our internal and external credit review. As a result, if and when credit deterioration is noted subsequent to the July 30, 2010 acquisition date, the deterioration will be measured through our loan loss reserving methodology and a provision for credit losses will be charged to earnings with a partially offsetting noninterest income item reflecting the increase to the FDIC indemnification asset. As a result of this accounting treatment related to our FDIC indemnification asset, currently no portion of our allowance for loan losses is allocated to covered loans.

(8)	Tangible book value per common share is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total common shares outstanding.

(9)	Tangible common equity to tangible assets is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

RISK FACTORS

Investing in our common stock involves risks. In deciding whether to invest in our common stock, you should carefully consider the following risks, which should be read together with our other disclosures in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock could decline and you could lose part or all of your investment. To the extent any of the risk factors set forth below identify risks previously identified in our periodic reports filed under the Securities Exchange Act of 1934, as amended, the risk factors set forth below supersede those contained in our periodic reports. Otherwise, the risk factors set forth below supplement those contained in our periodic reports.

Risks Associated with Our Business

The following are certain risks that management believes are specific to our business. This should not be viewed as an all inclusive list or in any particular order.

Our business strategy includes significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to pursue a significant growth strategy for our business. We regularly evaluate potential acquisitions and expansion opportunities. If appropriate opportunities present themselves, we expect to engage in selected acquisitions of financial institutions in the future, including FDIC-assisted transactions, branch acquisitions, or other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful.

Our growth initiatives may require us to recruit experienced personnel to assist in such initiatives. Accordingly, the failure to identify and retain such personnel would place significant limitations on our ability to successfully execute our growth strategy. In addition, to the extent we expand our lending beyond our current market areas, we could incur additional risk related to those new market areas. We may not be able to expand our market presence in our existing market areas or successfully enter new markets.

If we do not successfully execute our acquisition growth plan, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased and that the related goodwill had been impaired, that conclusion would result in an impairment of goodwill charge to us, which would adversely affect our results of operations. While we believe we have the executive management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth. See “-If the goodwill we have recorded in connection with acquisitions becomes impaired, our earnings and capital could be reduced” and “-Our strategy of pursuing acquisitions and de novo branching exposes us to financial, execution and operational risks that could adversely affect us” for additional risks related to our acquisition strategy.

The current economic conditions in the market areas we serve may continue to adversely impact our earnings and could increase the credit risk associated with our loan portfolio.

Substantially all of our loans are to businesses and individuals in the states of Washington and Oregon, and a continuing decline in the economies of our primary market areas of the Pacific Northwest could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, the Puget

Sound region and the Portland, Oregon area have experienced substantial home price declines and increased foreclosures. A series of large Pacific Northwest businesses have implemented substantial employee layoffs and scaled back plans for future growth. Additionally, acquisitions and consolidations have resulted in substantial employee layoffs, along with a significant increase in office space vacancies in downtown Seattle. The Yakima Valley has likewise seen increased unemployment and a continued decline in housing prices.

A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have a materially adverse impact on our business, financial condition and results of operations:

•	loan delinquencies, problem assets and foreclosures may increase;

•	we may increase our provision for loan losses;

•	demand for our products and services may decline;

•	collateral for loans made may decline further in value, in turn reducing customers’ borrowing power, reducing the value of assets and collateral associated with existing loans; and

•	low cost or non-interest bearing deposits may decrease.

Our loan portfolio is concentrated in loans with a higher risk of loss.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. We offer different types of commercial loans to a variety of businesses with a focus on real estate related industries and businesses in agricultural, healthcare, legal, and other professions. The types of commercial loans offered are business lines of credit, term equipment financing and term real estate loans. We also originate loans that are guaranteed by the Small Business Administration, or SBA, and are a “preferred lender” of the SBA. Commercial business lending involves risks that are different from those associated with real estate lending. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral being viewed as the primary source of repayment in the event of borrower default. Our commercial business loans are primarily made based on our assessment of the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers’ cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use, among other things. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral provided by the borrower. In addition, as part of our commercial business lending activities, we originate agricultural loans. Payments on agricultural loans are typically dependent on the profitable operation or management of the related farm property. The success of the farm may be affected by many factors outside the control of the borrower, including adverse weather conditions that prevent the planting of a crop or limit crop yields, declines in market prices for agricultural products and the impact of government regulations. In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. If the cash flow from a farming operation is diminished, the borrower’s ability to repay the loan may be impaired.

As of September 30, 2010, our noncovered commercial loans totaled $398.2 million, or approximately 53% of our total noncovered loan portfolio.

Our income property loans, consisting of commercial and multi-family real estate loans, involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. We originate commercial and multi-family real estate loans for individuals and businesses for various purposes, which are secured by commercial properties. These loans typically involve higher principal amounts than other types of loans, and repayment is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. For example, if the cash flow from the borrower’s project is reduced as a result of leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. Commercial and multifamily mortgage loans also expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be sold as easily as residential real estate. In addition, many of our commercial and multifamily real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment.

If we foreclose on a commercial and multi-family real estate loan, our holding period for the collateral typically is longer than for one-to-four family residential mortgage loans because there are fewer potential purchasers of the collateral. Additionally, commercial and multi-family real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, if we make any errors in judgment in the collectability of our commercial and multi-family real estate loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

As of September 30, 2010, our commercial and multi-family real estate loans totaled $223.5 million, or 29% of our total noncovered loan portfolio.

Our construction loans are based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction lending can involve a higher level of risk than other types of lending because funds are advanced partially based upon the value of the project, which is uncertain prior to the project’s completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of a completed project and the effects of governmental regulation of real property, our estimates with regards to the total funds required to complete a project and the related loan-to-value ratio may vary from actual results. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property or refinance the indebtedness. If our estimate of the value of a project at completion proves to be overstated, it may have inadequate security for repayment of the loan and may incur a loss.

As of September 30, 2010, our noncovered construction loans totaled $62.9 million, or approximately 8% of our total noncovered loan portfolio. Of these loans, $29.9 million, or approximately 48%, were residential construction related and $33.0 million, or approximately 52% were multi-family and commercial construction related. Approximately $20.3 million, or 32%, of our total construction loans were non-performing noncovered loans at September 30, 2010.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions; and

•	the duration of the loan.

We maintain an allowance for loan losses, on our non-covered loans, which is a reserve established through a provision for loan losses charged against income, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through a periodic review and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience;

•	our specific reserve, based on our evaluation of non-performing loans and their underlying collateral or discounted cash flows; and

•	current macroeconomic factors.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations.

If our allowance for loan losses is not adequate, we may be required to make further increases in our provision for loan losses and to charge off additional loans, which could adversely affect our results of operations and our capital.

For the nine months ended September 30, 2010 we recorded a provision of $9.1 million compared to $14.4 million for the nine months ended September 30, 2009. We also recorded net loan charge-offs of $10.1 million for the nine months ended September 30, 2010 compared to $4.8 million for the nine months ended September 30, 2009. Recently, we have been experiencing decreasing loan delinquencies and increasing loan charge-offs. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the local economy. The deterioration in the general economy has been a significant contributing factor to our current level of delinquencies and non-performing loans. Slower sales and excess inventory in the housing market has been the primary cause of the increase in foreclosures for residential construction and land development loans, which represented 78% of our nonperforming noncovered loans at September 30, 2010. At September 30, 2010 our total non-performing noncovered loans were $26.4 million or 3.49% of total noncovered loans or 3.0% of total loans compared to $33.0 million or 4.27% of total loans at December 31, 2009. Moreover, if weak economic conditions persist, we expect that we could experience significantly higher delinquencies and loan charge-offs. As a result, we may be required to make further increases in our provision for loan losses in the future, which could adversely affect our financial condition and results of operations, perhaps materially.

We cannot accurately predict the effect of the national economic recession on our future results of operations or the market price of our stock.

The national economy and the financial services sector in particular are currently facing challenges of a scope unprecedented in recent history. We cannot accurately predict the severity or duration of the current economic recession, which has adversely impacted the markets we serve. Any further deterioration in the economies of the nation as a whole or in our local markets would have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our common stock to decline. While it is impossible to predict how long these recessionary conditions may exist, the economic downturn could continue to present risks for some time for the banking industry and us.

Further economic downturns may adversely affect our investment securities portfolio.

Further deterioration in the credit markets create market volatility and illiquidity, which may result in further significant declines in the market values of a broad range of investment products. We continue to monitor our investment portfolio for deteriorating collateral values and other-than-temporary impairments. Additional other-than-temporary impairments could adversely affect our operating results.

If the goodwill we have recorded in connection with acquisitions becomes impaired, our earnings and capital could be reduced.

Accounting standards require that we account for acquisitions using the purchase method of accounting. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquirer’s balance sheet as goodwill. In accordance with generally accepted accounting principles, our goodwill is evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Such evaluation is based on a variety of factors, including the quoted price of our common stock, market prices of common stock of other banking organizations, common stock trading multiples, discounted cash flows, and data from comparable acquisitions. At September 30, 2010, we had goodwill with a carrying amount of $13.0 million.

Declines in our stock price or a prolonged weakness in the operating environment of the financial services industry may result in a future impairment charge. Any such impairment charge could have a material adverse affect on our operating results and capital.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability.

Increases in deposit insurance premiums and special FDIC assessments will adversely affect our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (seven cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions as a result of the recent bank and savings association failures. The emergency assessment amounts to five basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. Our FDIC deposit insurance expense for the year ended December 31, 2009 was $1.6 million.

Further, the FDIC may impose additional emergency special assessments of up to five basis points per quarter on each institution’s assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the Deposit Insurance Fund reserve ratio due to institution failures. Additional deposit insurance premiums will increase our costs and, if substantial, may materially affect our results of operations and financial condition.

Decreased volumes and lower gains on sales and brokering of mortgage loans sold could adversely impact net income.

We originate and sell mortgage loans as well as broker mortgage loans. Changes in interest rates affect demand for our loan products and the revenue realized on the sale of loans. A decrease in the volume of loans sold/brokered can decrease our revenues and net income.

The tightening of available liquidity could limit our ability to replace deposits and fund loan demand, which could adversely affect our earnings and capital levels.

A tightening of the credit markets and the inability to obtain adequate funding to replace deposits and fund continued loan growth may negatively affect asset growth and, consequently, our earnings capability and capital levels. In addition to any deposit growth, maturity of investment securities and loan payments, we rely from time to time on advances from the Federal Home Loan Bank of Seattle and certain other wholesale funding sources to fund loans and replace deposits. In the event of a further downturn in the economy, these additional funding sources could be negatively affected which could limit the funds available to us. Our liquidity position could be significantly constrained if we were unable to access funds from the Federal Home Loan Bank of Seattle or other wholesale funding sources.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. At some point we may need to raise additional capital to support continued internal growth and growth through acquisitions.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances of our ability to raise additional capital if needed, or if the terms will be acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired and our financial condition and liquidity could be materially and adversely affected.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including rules and policies applicable to participants in the U.S. Treasury’s Capital Purchase Program.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or laws could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. The rules and policies applicable to recipients of capital under the Treasury’s TARP Capital Purchase Program have been significantly revised and supplemented since the inception of that program, and continue to evolve. Further, our regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority generally may have a negative impact, which may be material, on our results of operations and financial condition.

Continued deterioration in the financial position of the Federal Home Loan Bank of Seattle may result in future impairment losses of our investment in Federal Home Loan Bank stock.

At September 30, 2010, we owned $4.8 million of stock of the Federal Home Loan Bank of Seattle, or FHLB. As a condition of membership at the FHLB, we are required to purchase and hold a certain amount of

FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB and is calculated in accordance with the Capital Plan of the FHLB. Our FHLB stock has a par value of $100, is carried at cost, and is subject to impairment testing. The FHLB has announced that it had a risk-based capital deficiency under the regulations of the Federal Housing Finance Agency, or FHFA, its primary regulator, and that it would suspend future dividends and the repurchase and redemption of outstanding common stock. As a result, the FHLB has not paid a dividend since the fourth quarter of 2008. The FHLB has communicated that it believes the calculation of risk-based capital under the current rules of the FHFA significantly overstates the market risk of the FHLB’s private-label mortgage-backed securities in the current market environment and that it has enough capital to cover the risks reflected in its balance sheet. As a result, we have not recorded an other-than-temporary impairment on our investment in FHLB stock. However, continued deterioration in the FHLB’s financial position may result in impairment in the value of those securities. In addition, on October 25, 2010, the FHLB received a consent order from the FHFA. Management is currently reviewing the redeemability of the FHLB stock. The potential impact of the consent order is unknown at this time. We will continue to monitor the financial condition of the FHLB as it relates to, among other things, the recoverability of our investment.

Our strategy of pursuing acquisitions and de novo branching exposes us to financial, execution and operational risks that could adversely affect us.

We are pursuing a strategy of supplementing organic growth by acquiring other financial institutions or their businesses that we believe will help us fulfill our strategic objectives and enhance our earnings. There are risks associated with this strategy, however, including the following:

•

We may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks, businesses, assets and liabilities we acquire. If these issues or liabilities exceed our estimates, our results of operations and financial condition may be materially negatively affected;

•

Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable and expect that we will experience this condition in the future;

•

The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful. These risks are present in our recently completed FDIC-assisted transactions;

•

To finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing shareholders;

•	We have completed two acquisitions during the past year that enhanced our rate of growth. We may not be able to continue to sustain our past rate of growth or to grow at all in the future;

•

We expect our net income will increase following our acquisitions, however, we also expect our general and administrative expenses and consequently our efficiency rates will also increase. Ultimately, we would expect our efficiency ratio to improve; however, if we are not successful in our integration process, this may not occur, and our acquisitions or branching activities may not be accretive to earnings in the short or long-term; and

•

The purchase and assumption agreement and the loss sharing agreements we have entered into with the FDIC have specific, detailed and cumbersome compliance, servicing, notification and reporting requirements. Our failure to comply with the terms of the agreements or to properly service the loans and real estate owned under the requirements of the loss share agreement may cause individual loans or large pools of loans to lose eligibility for loss share payments from the FDIC. This could result in material losses that are currently not anticipated.

We may engage in additional FDIC-assisted transactions, which could present additional risks to our business.

We may have additional opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. Although these FDIC-assisted transactions typically provide for FDIC assistance to an acquirer to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, we are (and would be in future transactions) subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these acquisitions are structured in a manner that would not allow us the time and access to information normally associated with preparing for and evaluating a negotiated acquisition, we may face additional risks in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to our capital resources requiring us to raise additional capital. We cannot give assurance that we will be successful in overcoming these risks or any other problems encountered in connection with our FDIC-assisted transactions. Our inability to overcome these risks could have a material adverse effect on our business, financial condition and results of operations.

There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or from the perception that such sales could occur.

Our board of directors is authorized generally to cause us to issue additional common stock, as well as series of preferred stock, without any action on the part of our shareholders except as may be required under the listing requirements of the NASDAQ Stock Market. In addition, the board has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

Financial reform legislation recently enacted by Congress will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new laws and regulations that are expected to increase our costs of operations.

Congress recently enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act”. This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on us. For example, one year after the date of enactment there is a provision of the Dodd-Frank Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest-bearing transaction accounts have unlimited deposit insurance through December 31, 2012.

The Dodd-Frank Act will require publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments and authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidates using a company’s proxy materials. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Financial institutions such as our subsidiary banks with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense.

Competition with other financial institutions could adversely affect our profitability.

The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us. Consolidation among financial service providers has resulted in fewer very large national and regional banking and financial institutions holding a large accumulation of assets. These institutions generally have significantly greater resources, a wider geographic presence or greater accessibility. Our competitors sometimes are also able to offer more services, more favorable pricing or greater customer convenience than we do. In addition, our competition has grown from new banks and other financial services providers that target our existing or potential customers. As consolidation continues, we expect additional institutions to try to exploit our market.

Technological developments have allowed competitors including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to our target customers. If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve cost-efficiencies necessary to compete in our industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

We rely heavily on the proper functioning of our technology.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on third-party service providers for much of our communications, information, operating and financial control systems technology. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality, as found in our existing systems, without the need to expend substantial resources, if at all. Any of these circumstances could have an adverse effect on our business.

Changes in accounting standards may affect how we record and report our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we report and record our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a retrospective adjustment to prior financial statements.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the community banking industry where we conduct our business. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, including our President and Chief Executive Officer, Mr. Brian Vance, and certain other employees. In this regard we are currently working with a nationally recognized community bank compensation consultant to prepare severance agreements to replace the severance agreements we previously had in place with certain of our key employees.

Risks Relating to the Offering and our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	our ability to pay dividends;

•	dispositions, acquisitions and financings;

•	actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;

•	fluctuations in the stock prices and operating results of our competitors;

•	regulatory developments; and

•	other developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock.

There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or from the perception that such sales could occur.

Our board of directors is authorized generally to cause us to issue additional common stock, as well as series of preferred stock, without any action on the part of our shareholders except as may be required under the listing requirements of the NASDAQ Stock Market. In addition, the board has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the growth of our subsidiary banks and acquisitions, de novo branching or other business opportunities. We also may seek the approval of our regulators to utilize the proceeds of this offering and other cash available to us to repurchase all or a portion of the Series A preferred stock and warrant we issued to the Treasury pursuant to the TARP Capital Purchase Program and no assurance can be given that such approval will be granted.

We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

Regulatory and contractual restrictions may limit or prevent us from paying dividends on our common stock.

Heritage Financial Corporation is an entity separate and distinct from its bank subsidiaries, and derives substantially all of its revenue in the form of dividends from those subsidiaries. Accordingly, Heritage Financial Corporation is and will be dependent upon dividends from its subsidiary banks to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on its common and preferred stock. The banks’ abilities to pay dividends are subject to their ability to earn net income and to meet certain regulatory requirements. In the event the banks are unable to pay dividends to Heritage Financial Corporation, Heritage Financial Corporation may not be able to pay dividends on its common or preferred stock. Also, Heritage Financial Corporation’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

The securities purchase agreement between us and the Treasury that we entered into in connection with the TARP Capital Purchase Program provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A preferred stock we issued to the Treasury have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, (a) increase the cash dividend on our common stock to more than $0.14 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A preferred stock) or any trust preferred securities then outstanding. We also are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A preferred stock. These restrictions, together with the potentially dilutive impact of the warrant we issued to the Treasury described below, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Our board of directors recently determined to suspend the payment of cash dividends on our common stock to preserve capital in the current environment. No assurance can be given as to when or whether our board will resume the payment of a cash dividend on our common stock.

Our common stock constitutes equity and is subordinate to our existing and future indebtedness and our Series A preferred stock, and effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

The shares of our common stock represent equity interests in us and do not constitute indebtedness. Accordingly, the shares of our common stock will rank junior to all of our indebtedness and to other non-equity claims on Heritage Financial Corporation with respect to assets available to satisfy claims on Heritage Financial Corporation. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of the holder(s) of our Series A preferred stock. The Series A preferred stock has an aggregate liquidation preference of $24.0 million. As noted above, the terms of the Series A preferred stock prohibit us from paying dividends with respect to our common stock unless all accrued and unpaid dividends for all completed dividend periods with respect to the Series A preferred stock have been paid.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, holders of our common stock will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. At September 30, 2010, our subsidiaries’ total deposits and borrowings were approximately $1.1 billion.

Our Series A preferred stock impacts net income available to our common shareholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared on our Series A preferred stock reduce the net income available to common shareholders and our earnings per common share. The Series A preferred stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Heritage Financial Corporation. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to the Treasury in conjunction with the sale to the Treasury of the Series A preferred stock is exercised. The 138,037 shares of common stock underlying the warrant represent approximately 1.0% of the shares of our common stock outstanding as of September 30, 2010 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although the Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

If we are unable to redeem our Series A preferred stock after five years, the cost of this capital to us will increase substantially.

If we are unable to redeem our Series A preferred stock prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $1.2 million annually) to 9.0% per annum (approximately $2.2 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A preferred stock could have a material negative effect on our liquidity.

Our directors and executive officers could have the ability to influence shareholder actions in a manner that may be adverse to your personal investment objectives.

As of November 18, 2010, our directors and executive officers as a group beneficially owned 1,242,043 shares of our common stock (including 149,947 shares issuable under exercisable stock options), which represented approximately 11% of our outstanding shares as of that date (including in total shares outstanding the 149,947 shares issuable under exercisable options held by the group). Due to their collective ownership interest, our directors and executive officers may be able to exercise influence over our management and business affairs. For example, using their voting power, the directors and executive officers may be able to influence the outcome of director elections or block significant transactions, such as a merger or acquisition, or any other matter that might otherwise be favored by other shareholders.

Anti-takeover provisions could negatively impact our shareholders.

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Washington and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock. These provisions include: limitations on voting rights of beneficial owners of more than 10% of our common stock; supermajority voting requirements for certain business combinations with any person who owns 20% or more of our outstanding common stock; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our board of directors; a requirement that only directors may fill a vacancy in our board of directors; supermajority voting requirements to remove any of our directors; and the other provisions described in the accompanying prospectus under “Description of Common Stock and Preferred Stock- Anti-takeover Effects.” In addition, we are subject to Washington laws, including one that prohibits us from engaging in a significant business combination with any shareholder who acquires 10% or more of our voting stock for a period of five years from the date of that acquisition unless certain conditions are met. Additionally, our articles of incorporation authorize our board of directors to issue blank check preferred stock as described under “—There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.” These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors.

USE OF PROCEEDS

Our estimated net proceeds from this offering are approximately $47.0 million, or approximately $54.1 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the growth of our subsidiary banks, de novo branching and expansion and acquisitions or other business opportunities, including FDIC-assisted transactions. We also may seek the approval of our regulators to utilize a portion of the proceeds of this offering and other cash available to us to repurchase all or a portion of the $24.0 million of Series A preferred stock and warrant that we issued to the Treasury. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our actual consolidated capitalization (unaudited) as of September 30, 2010 and as adjusted to give effect to the issuance of the common stock offered by this prospectus supplement. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of September 30, 2010 based on the following:

•	the sale of 3,850,000 shares of common stock at a price of $13.00 per share;

•

the net proceeds to us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $3.1 million, are $47.0 million; and

•	the underwriters’ over-allotment option is not exercised.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At September 30, 2010
	Actual	As Adjusted(1)
	(dollars in thousands except per share data)
LIABILITIES
Deposits	$1,068,020	$1,068,020
Securities sold under agreement to repurchase	15,687	15,687
Accrued expenses and other liabilities	7,792	7,792

Total liabilities	$1,091,499	$1,091,499

STOCKHOLDERS’ EQUITY
Preferred stock (no par value), 2,500,000 shares authorized; 24,000 shares of Series A preferred stock outstanding, liquidation preference of $1,000 per share	$23,582	$23,582
Common stock (no par value); 50,000,000 shares authorized; 11,134,884 shares outstanding; 14,984,884 shares outstanding, as adjusted	74,205	121,167
Unearned compensation—ESOP and other	(203)	(203)
Retained earnings	64,578	64,578
Accumulated other comprehensive income (loss), net	873	873
Total stockholders’ equity	163,035	209,997

Total Liabilities and Stockholders’ Equity	$1,254,534	$1,301,496

Book value per common share	$12.52	$12.44
Tangible book value per common share(2)	$11.18	$11.44
Equity to total assets	13.0%	16.1%
Tangible common equity to tangible assets(3)	10.1%	13.3%
Regulatory capital ratios(4)
Total risk-based capital ratio	19.8%	25.6%
Tier 1 risk-based capital ratio	18.5%	24.4%
Leverage ratio	12.2%	15.4%

(1)	Assumes that 3,850,000 shares of our common stock are sold in this offering at $13.00 per share and that the net proceeds thereof are approximately $47.0 million after deducting underwriting discounts and commissions and our estimated expenses.

(2)	Tangible book value per common share is defined as total stockholders’ equity, less outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total common shares outstanding.

(3)	Tangible common equity to tangible assets is defined as total stockholders’ equity, less outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

(4)	Represents consolidated ratios of Heritage Financial Corporation.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is traded on the NASDAQ Global Select Market under the symbol “HFWA.” As of November 18, 2010 we had 11,160,197 shares of common stock outstanding held by 1,197 shareholders of record, based upon securities position listings furnished to us by our transfer agent. This total does not reflect the number of persons or entities who hold stock in nominee or “street” name through various brokerage firms. The following tables show the reported high and low closing sale prices of our common stock for the periods presented, as well as the cash dividends declared per share of common stock for each of those periods.

Year Ending December 31, 2010	High	Low	Cash Dividend Declared
First quarter	$15.09	$13.55	—
Second quarter	16.46	13.74	—
Third quarter	15.52	12.50	—
Fourth quarter (through December 9, 2010)	15.40	13.51	—

Year Ended December 31, 2009
First quarter	$12.49	$8.55	$.10
Second quarter	13.00	10.53	—
Third quarter	14.20	10.51	—
Fourth quarter	14.20	12.25	—

Year Ended December 31, 2008
First quarter	$20.39	$16.75	$.21
Second quarter	19.00	15.53	.21
Third quarter	15.56	9.01	.14
Fourth quarter	15.00	10.00	.14

The timing and amount of cash dividends paid on our common stock depends on our earnings, capital requirements, financial condition and other relevant factors. In this regard, in the second quarter of 2009, our board decided to suspend our quarterly common stock dividend after reviewing these factors and giving consideration to the current economic environment. The primary source for dividends paid to our shareholders is dividends paid to us from Heritage Bank and Central Valley Bank. There are regulatory restrictions on the ability of our subsidiary banks to pay dividends. Under federal and state requirements, the dollar amount of dividends the banks may pay depends upon their capital position and recent net income. Generally, if a bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed under state law and FDIC regulations. However, an institution that has converted to a stock form of ownership may not declare or pay a dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in connection with the conversion. Heritage Bank converted to a stock form of ownership and is therefore subject to the limitation described in the preceding sentence.

As a bank holding company, our ability to pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. The Federal Reserve Board’s policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition, and that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under Washington law, we are prohibited from paying a dividend if, after making such dividend payment we would be unable to pay our debts as they become due in the usual course of business, or if our total liabilities, plus the amount that would be needed, in the event we were to be dissolved at the time of the dividend payment, to satisfy preferential rights of holders of preferred stock ranking senior in right of payment to the capital stock on which the applicable distribution is to be made exceed our total assets.

There are also numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business and on our ability to pay dividends on our common stock.

In addition to the legal and regulatory restrictions described above, certain contractual provisions limit our ability to pay dividends on our common stock. The securities purchase agreement between us and the Treasury, pursuant to which we issued our Series A preferred stock and warrant as part of the TARP Capital Purchase Program provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A preferred stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of the Treasury, (a) pay a quarterly cash dividend on our common stock of more than $0.14 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock, other than the Series A preferred stock, or any trust preferred securities then outstanding. In addition, under the terms of the Series A preferred stock, we may not pay dividends on our common stock unless we are current in our dividend payments on the Series A preferred stock. Dividends on the Series A preferred stock are payable quarterly at a rate of 5% per annum for the first five years and a rate of 9% per annum thereafter if not redeemed prior to that time.

DESCRIPTION OF CAPITAL STOCK

For a description of some of the terms of our capital stock, our articles of incorporation and bylaws and Washington law, please see “Description of Common Stock and Preferred Stock,” and “Description of Warrants” in the accompanying prospectus. The description of some of the terms of our capital stock, articles of incorporation and bylaws and Washington law appearing in the accompanying prospectus is not complete and is subject to, and qualified in its entirety by reference to our articles of incorporation and bylaws or Washington law. You should refer to the provisions of our articles of incorporation and bylaws because they, and not the summaries, define the rights of holders of shares of our common stock. Our articles of incorporation and bylaws have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part and may be obtained by following the directions under the heading “Where You Can Find Additional Information.”

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through Keefe, Bruyette & Woods, Inc. as representative of the underwriters (referred to below as the “Underwriters”). We have entered into an underwriting agreement with the Underwriters, dated December 9, 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter of Shares	Number
Keefe, Bruyette & Woods, Inc.	2,695,000
D.A. Davidson & Co.	1,155,000

Total	3,850,000

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or other securities dealers may distribute prospectuses electronically.

Director and Officer Participation

Our management, directors, principal shareholders, or their affiliates may acquire shares in this offering. Furthermore, any purchases by management, directors, principal shareholders, or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Over-allotment Option

We have granted to the Underwriters an option to buy 577,500 additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have thirty (30) days from the date of this prospectus supplement to exercise this option.

Commissions and Discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $0.429 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase additional shares of common stock:

	No Exercise	Full Exercise
Per Share Total	$0.715	$0.715

Total	$2,752,750	$3,165,663

We have agreed to reimburse the Underwriters, for certain expenses incurred by them in connection with the offering, the amount of such expenses not to exceed $75,000 without our prior written approval. We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $335,000.

No Sales of Similar Securities

Our executive officers and directors have entered into lock-up agreements with Keefe, Bruyette & Woods, Inc. Under these agreements, these individuals may not, without the prior written approval of the representative of the Underwriters, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. These restrictions will generally be in effect for a period of ninety (90) days after the date of this prospectus supplement. At any time and without public notice, the representative may, in its sole discretion, release all or some of the securities from these lock-up agreements. The ninety day restricted period described herein is subject to extension under limited circumstances.

Indemnification and Contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

Nasdaq Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HFWA.”

Price Stabilization and Short Positions

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the Underwriters may discontinue them at any time. The Underwriters may carry out these transactions on the NASDAQ Stock Market, in the over-the-counter market or otherwise.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain matters relating to the offering of the common stock will be passed upon for us by Breyer & Associates PC, McLean, Virginia. Luse Gorman Pomerenk & Schick, P.C., Washington, D.C. will pass upon certain legal matters for the Underwriters.

EXPERTS

The consolidated financial statements of Heritage Financial Corporation as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and on the investor relations page of our website at www.HF-WA.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus supplement and the accompanying prospectus do not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the full registration statement from the SEC as indicated above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we make with the SEC after the date of this prospectus and until the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2009 (including the portions of our 2010 proxy material incorporated by reference into the Form 10-K);

•

our Current Reports on Form 8-K and Form 8-K/A filed on May 7, 2010, May 18, 2010, August 5, 2010, October 15, 2010, November 12, 2010, November 29, 2010, December 3, 2010 and December 7, 2010 (other than information furnished pursuant to Item 7.01 of the Form 8-Ks filed on August 5, 2010 and November 12, 2010);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; and

•	the description of our common stock contained and incorporated into in our Registration Statement on Form 8-A filed on January 6, 1998.

Nothing in this prospectus supplement shall be deemed to incorporate information deemed furnished but not filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document. You may obtain documents incorporated by reference in this prospectus supplement by requesting them from us in writing or by telephone at the following address:

Heritage Financial Corporation

201 Fifth Avenue, S.W.

Olympia, Washington 98501

(360) 943-1500

Attention: Corporate Secretary

In addition, we maintain a corporate website, www.HF-WA.com. We make available through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this prospectus supplement.

PROSPECTUS

$100,000,000

HERITAGE FINANCIAL CORPORATION

Common Stock

Preferred Stock

Warrants

We may offer and sell from time to time, shares of our common stock or preferred stock and warrants. The preferred stock may be convertible into or exchangeable for our common stock. This prospectus provides you with a general description of these securities. Each time we offer any securities pursuant to this prospectus, we will provide you with a prospectus supplement, and, if necessary, a pricing supplement, that will describe the specific amounts, prices and terms of the securities being offered. These supplements may also add, update or change information contained in this prospectus. To understand the terms of the securities offered, you should carefully read this prospectus with the applicable supplements, which together provide the specific terms of the securities we are offering.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “HFWA.”

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus or the accompanying prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 7, 2010

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS AND

THE ACCOMPANYING PROSPECTUS SUPPLEMENT

We may provide information to you about the securities we are offering in three separate documents that progressively provide more detail:

•	this prospectus, which provides general information, some of which may not apply to your securities;

•	the accompanying prospectus supplement, which describes the terms of the securities, some of which may not apply to your securities; and

•	if necessary, a pricing supplement, which describes the specific terms of your securities.

If the terms of your securities vary among the pricing supplement, the prospectus supplement and the accompanying prospectus, you should rely on the information in the following order of priority:

•	the pricing supplement, if any;

•	the prospectus supplement; and

•	the prospectus.

We include cross-references in this prospectus and the accompanying prospectus supplement to captions in these materials where you can find further related discussions. The following table of contents and the table of contents included in the accompanying prospectus supplement provide the pages on which these captions are located.

Unless indicated in the applicable prospectus supplement, we have not taken any action that would permit us to publicly sell these securities in any jurisdiction outside the United States. If you are an investor outside the United States, you should inform yourself about and comply with any restrictions as to the offering of the securities and the distribution of this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may from time to time offer and sell the securities described in this prospectus in one or more offerings, up to a total dollar amount for all offerings of $100,000,000. This prospectus provides you with a general description of the securities covered by it. Each time we offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of the offer and include a discussion of any risk factors or other special considerations that apply to the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information.”

In this prospectus, “Heritage,” the “Company,” “we,” “our,” “ours,” and “us” refer to Heritage Financial Corporation, which is a bank holding company headquartered in Olympia, Washington, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Heritage Bank” and “Central Valley Bank” in this prospectus mean our subsidiaries, Heritage Bank and Central Valley Bank, respectively, each of which is a Washington state-chartered commercial bank. We sometimes collectively refer to Heritage Bank and Central Valley Bank as the “Banks,” and each individually as a “Bank.” References to “Heritage Financial Corporation” refer to Heritage Financial Corporation, a Washington corporation, on an unconsolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, or the “Securities Act,” that registers the offer and sale of the securities that we may offer under this prospectus. The registration statement, including the attached exhibits and schedules included or incorporated by reference in the registration statement, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, or the “Exchange Act.”

You may read and copy this information at the Public Reference Room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that site is:

http://www.sec.gov

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC.

SEC Filings	Period or Filing Date (as applicable)
Annual Report on Form 10-K (including the portions of our 2010 annual meeting proxy statement incorporated therein by reference)	Year ended December 31, 2009

Quarterly Report on Form 10-Q	Quarter ended March 31, 2010

Current Reports on Form 8-K (In each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K)	Filed on May 7, 2010 and May 18, 2010

This prospectus also incorporates by reference the description of our common stock set forth in the registration statement on Form 8-A (No. 000-29480) filed on January 6, 1998, and any amendment or report filed with the SEC for the purpose of updating such description.

In addition, we incorporate by reference all future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of our initial registration statement relating to the securities until the completion of the offering of the securities covered by this prospectus or until we terminate this offering. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

The information incorporated by reference contains information about us and our business, financial condition and results of operations and is an important part of this prospectus.

You can obtain any of the documents incorporated by reference in this document through us, or from the SEC through the SEC’s Internet world wide web site at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in those documents. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Heritage Financial Corporation 201 Fifth Avenue S.W. Olympia, Washington 98501 360-943-1500 Attention: Corporate Secretary

In addition, we maintain a corporate website, www.HF-WA.com. We make available, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this registration statement.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, the applicable prospectus supplements and the other documents we incorporate by reference in this prospectus, may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements, which are based on certain assumptions and describe our future goals, plans, strategies, and expectations, are generally identified by use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions. Our ability to predict results or the actual effects of our plans or strategies is inherently uncertain. Although we believe that our plans, intentions and expectations, as reflected in these forward-looking statements, are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or realized. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, the applicable prospectus supplements or any document incorporated by reference. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth under Item 1A—“Risk Factors” in our most recent annual report on Form 10-K, under the caption “Risk Factors” in the applicable prospectus supplement, and in other reports filed with the Securities and Exchange Commission. Additional factors include, but are not limited to:

•

the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;

•

results of examinations of us by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and of our bank subsidiaries by the Federal Deposit Insurance Corporation (the “FDIC”), the Washington State Department of Financial Institutions, Division of Banks (the “Washington DFI”) or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, institute a formal or informal enforcement action against us or any of the Banks, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	our ability to manage loan delinquency rates;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules;

•	our ability to attract and retain deposits;

•	further increases in premiums for deposit insurance;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	difficulties in reducing risks associated with the loans on our balance sheet;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	computer systems on which we depend could fail or experience a security breach;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our expansion strategy;

•

our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	our ability to pay dividends on our common and preferred stock;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•

other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus, the accompanying prospectus supplement and the incorporated documents; and

•	future legislative or regulatory changes in the United States Department of Treasury (“Treasury”) Troubled Asset Relief Program (“TARP”) Capital Purchase Program.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or the accompanying prospectus supplement or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the accompanying prospectus supplement or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

PROSPECTUS SUMMARY

This summary provides a general description of the securities we may offer. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the terms of the securities we will offer, you should read carefully this entire prospectus, including the “Risk Factors” section, the applicable prospectus supplement for the securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.

The Securities We May Offer

We may use this prospectus to offer securities in an aggregate amount of up to $100,000,000 in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities in addition to those described in the “Risk Factors” section of this prospectus. We will also include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. Terms used in this prospectus will have the meanings described in this prospectus unless otherwise specified.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

We may sell our common stock, no par value per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock

We may sell shares of our preferred stock in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will list the preferred stock on a securities exchange and any other specific terms of the series of preferred stock.

Warrants

We may sell warrants to purchase shares of our preferred stock or shares of our common stock. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q and any Current Report on Form 8-K in which we update those Risk Factors, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and the applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware of focused on or that management deems immaterial. Our business, financial condition or results or operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

HERITAGE FINANCIAL CORPORATION

Heritage Financial Corporation is a bank holding company incorporated in the State of Washington. We are primarily engaged in the business of planning, directing and coordinating the business activities of our wholly owned bank subsidiaries, Heritage Bank and Central Valley Bank. Heritage Bank is a Washington-chartered commercial bank that conducts business from its main office in Olympia, Washington and its 13 branch offices located in Thurston, Pierce, Mason and south King counties in Washington. Central Valley Bank is a Washington-chartered commercial bank that conducts business from its main office in Toppenish, Washington and its five branch offices located in Yakima and Kittitas counties in Washington. As a bank holding company, Heritage Financial Corporation is subject to regulation by the Federal Reserve Board. Heritage Bank and Central Valley Bank are subject to regulation by the Washington DFI and the FDIC. As of March 31, 2010, we had total consolidated assets of $1.0 billion, total net loans receivable of $732.6 million, total deposits of $835.9 million and total stockholders’ equity of $159.6 million.

Our business consists primarily of lending and deposit relationships with small businesses and their owners in our market areas and attracting deposits from the general public. We also make residential and commercial construction, income property, and consumer loans and originate for sale or investment purposes first mortgage loans on residential properties located in western and central Washington State.

Heritage Bank, the larger of our two bank subsidiaries, was established in 1927 and primarily serves the South Puget Sound region of Washington. Originally founded as a savings and loan, Heritage Bank implemented a growth strategy in 1994 to expand its offerings from traditional savings and loan products to a full range of products and services for both personal and business banking, which culminated in its conversion to a commercial bank charter in 2004. We acquired our other subsidiary bank, Central Valley Bank, in 1999. Central Valley Bank first opened for business in 1962 and serves the Yakima Valley region of Washington with a primary focus on small business and agricultural lending.

In addition to our acquisition of Central Valley Bank, we have completed two other acquisitions. In 1998, we acquired North Pacific Bank, a Washington-chartered commercial bank in Tacoma, Washington. In 2006, we acquired Western Washington Bancorp and its wholly owned subsidiary, Washington State Bank, N.A. located in Federal Way, Washington. Both banks were merged into Heritage Bank.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “HFWA.” Our principal executive offices are located at 201 Fifth Avenue S.W., Olympia, Washington 98501. Our telephone number is (360) 943-1500.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page 1 of this prospectus.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED

STOCK DIVIDEND REQUIREMENT

Our historical consolidated ratios of earnings to fixed charges and preferred stock dividend requirement for the periods indicated, both including and excluding interest on deposits, are set forth in the table below. The ratio of earnings to fixed charges and preferred stock dividend requirement is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (ii) the sum of total fixed charges and (pre-tax) preferred stock dividend requirement. For purposes of computing these ratios, fixed charges excluding interest on deposits represents interest expense on Federal Home Loan Bank advances and other borrowed funds and fixed charges including interest on deposits represents all interest expense.

	Three Months Ended March 31,			Year Ended December 31,
	2010	2009		2009	2008	2007	2006	2005
Ratio of earnings to fixed charges and preferred stock dividend requirement
Including interest on deposits	1.38x	0.73x		1.01x	1.50x	1.62x	1.82x	2.34x
Excluding interest on deposits	3.07x	(1.20)x	(1)	1.04x	20.23x	11.46x	14.03x	17.28x

(1)	The earnings coverage for the three months ended March 31, 2009 was inadequate to cover total fixed charges. The coverage deficiency for that period was $553,000.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes unless otherwise indicated in the prospectus supplement relating to a specific issue of securities. Our general corporate purposes may include repaying the funds we received from the TARP Capital Purchase Program, financing possible acquisitions of branches, other financial institutions, other businesses that are related to banking or diversification into other banking-relating businesses, extending credit to, or funding investments in, our subsidiaries and repaying, reducing or refinancing indebtedness.

The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, our subsidiaries’ funding requirements, the availability of other funds and other factors. Until we use the net proceeds from the sale of any of our securities for general corporate purposes, we will use the net proceeds to reduce our indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our corporate strategies, to fund our subsidiaries, to finance acquisitions or otherwise.

REGULATION AND SUPERVISION

Our subsidiary banks, Heritage Bank and Central Valley Bank, are Washington-chartered commercial banks and are subject to regulation and supervision by the Washington DFI and by the FDIC. As the holding company for the Banks, we are a bank holding company subject to regulation and supervision by the Federal Reserve Board.

Because we are a holding company, our rights and the rights of the holders of the preferred stock and common stock we may offer under this prospectus to participate in the assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

In addition, dividends, loans and advances from the Banks are restricted by federal and state statutes and regulations. The FDIC and the Washington DFI can limit each Bank’s payment of dividends based on, among other factors, the maintenance of adequate capital for such Bank.

In addition, there are various statutory and regulatory limitations on the extent to which the Banks can finance us or otherwise transfer funds or assets to us, whether in the form of loans, extensions of credit, investments or asset purchases. These extensions of credit and other transactions involving the Banks and us are limited in amount to 10% of each Bank’s capital and surplus and, with respect to us and any nonbanking subsidiaries, to an aggregate of 20% of each Bank’s capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and specific information relevant to us, you should refer to our most recent Annual Report on Form 10-K and the subsequent quarterly and current reports filed by us with the SEC pursuant to the Exchange Act, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the deposit insurance funds that insure deposits of banks, rather than for the protection of security holders.

Changes to the laws and regulations applicable to us or our subsidiaries can affect the operating environment of bank holding companies and their subsidiaries in substantial and unpredictable ways. We cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon our or our subsidiaries’ financial condition or results of operations.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Our authorized capital stock consists of:

•	50,000,000 shares of common stock, no par value per share; and

•	2,500,000 shares of preferred stock, no par value per share.

As of April 30, 2010, there were 11,082,554 shares of our common stock issued and outstanding and 24,000 shares of our preferred stock issued and outstanding, all of which consisted of our Fixed Rate, Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”). In this section we describe certain features and rights of our common stock and preferred stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Articles of Incorporation, Bylaws, and to applicable Washington law. You should refer to the provisions of our Articles of Incorporation and Bylaws because they, and not the summaries, define the rights of holders of shares of our common stock and preferred stock. Our Articles of Incorporation and Bylaws have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and may be obtained by following the directions under the heading “Where You Can Find More Information.”

Common Stock

We may issue, either separately or together with other securities, shares of common stock. Upon our receipt of the full specified purchase price, the common stock issued will be fully paid and nonassessable. A prospectus supplement relating to an offering of common stock, or other securities convertible or exchangeable for, or exercisable into, common stock, will describe the relevant offering terms, including the number of shares offered, the initial offering price, and market price and dividend information, as well as, if applicable, information on other related securities.

General. Except as described below under “—Anti-takeover Effects – Restrictions on Voting Rights,” each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, distributions or provisions for distributions in settlement of the liquidation account established in connection with the conversion of Heritage Bank from the mutual to the stock form of ownership, and the satisfaction of any liquidation preferences granted to the holders of any shares of preferred stock that may be outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Restrictions on Dividends and Repurchases Under Agreement with Treasury. The securities purchase agreement we entered into with the U.S. Department of the Treasury (“Treasury”) in connection with the sale of the Series A Preferred Stock to Treasury pursuant to the TARP Capital Purchase Program provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities.

Preferred Stock

The following summary contains a description of the general terms of the preferred stock that we may issue. The specific terms of any series of preferred stock will be described in the prospectus supplement relating to that series of preferred stock. The terms of any series of preferred stock may differ from the terms described below. Certain provisions of the preferred stock described below and in any prospectus supplement are not complete. You should refer to the amendment to our Articles of Incorporation, with respect to the establishment of a series of preferred stock which will be filed with the SEC in connection with the offering of such series of preferred stock. For a description of the terms of our Series A Preferred Stock we issued to the Treasury pursuant to the TARP Capital Purchase Program, see “—Series A Preferred Stock” below.

General. Our Articles of Incorporation permits our Board of Directors to authorize the issuance of up to 2,500,000 shares of preferred stock, no par value per share, in one or more series, without shareholder action. The Board of Directors can fix the designation, powers, preferences and rights of each series. Therefore, without shareholder approval (except as may be required under the terms of the Series A Preferred Stock or by the rules of The NASDAQ Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. See “—Anti-Takeover Effects – Authorized Shares.”

The preferred stock has the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of the preferred stock. You should read the prospectus supplement relating to the particular series of the preferred stock being offered for specific terms, including:

•	the designation and stated value per share of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share, if any;

•	the price at which the preferred stock will be issued;

•

the dividend rate, or method of calculation, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to accumulate;

•	any listing of the preferred stock being offered on any securities exchange or other securities market;

•	any voting rights;

•	any redemption or sinking fund provisions;

•	any conversion provisions; and

•	any other specific terms of the preferred stock being offered.

Upon our receipt of the full specified purchase price, the preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, each series of preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of preferred stock. The rights of holders of shares of each series of preferred stock will be subordinate to those of our general creditors.

Rank. Any series of the preferred stock will, with respect to the priority of the payment of dividends and the priority of payments upon liquidation, winding up and dissolution, rank:

•

senior to all classes of common stock and all equity securities issued by us the terms of which specifically provide that the equity securities will rank junior to the preferred stock (referred to as the “junior securities”);

•

equally with all equity securities issued by us the terms of which specifically provide that the equity securities will rank equally with the preferred stock (referred to as the “parity securities”); and

•	junior to all equity securities issued by us the terms of which specifically provide that the equity securities will rank senior to the preferred stock.

The terms of the Series A Preferred Stock provide that we must obtain the approval of the holders of at least 66 2/3% of the outstanding shares of the Series A Preferred Stock in order to amend our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or payments upon our liquidation, dissolution or winding up. Dividends are payable quarterly on the Series A Preferred Stock at a rate of 5% per annum from the date of issuance through but excluding February 15, 2014 and at a rate of 9% per annum on and after February 15, 2014. The Series A Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued but unpaid dividends on the Series A Preferred Stock. See “—Series A Preferred Stock.”

Dividends. Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, cash dividends at such rates and on such dates described, if any, in the prospectus supplement. Different series of preferred stock may be entitled to dividends at different rates or based on different methods of calculation. The dividend rate may be fixed or variable or both. Dividends will be payable to the holders of record as they appear on our stock books on record dates fixed by our Board of Directors, as specified in the applicable prospectus supplement.

Dividends on any series of the preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. If our Board of Directors does not declare a dividend payable on a dividend payment date on any series of noncumulative preferred stock, then the holders of that noncumulative preferred stock will have no right to receive a dividend for that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment dates. Dividends on any series of cumulative preferred stock will accrue from the date we initially issue shares of such series or such other date specified in the applicable prospectus supplement.

No full dividends may be declared or paid or funds set apart for the payment of any dividends on any parity securities unless dividends have been paid or set apart for payment on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with the parity securities. No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the preferred stock.

Rights Upon Liquidation. If we dissolve, liquidate or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive, before any payment or distribution of assets is made to holders of junior securities, liquidating distributions in the amount described in the prospectus supplement relating to that series of the preferred stock, plus an amount equal to accrued and unpaid dividends and, if the series of the preferred stock is cumulative, for all dividend periods prior to that point in time. If the amounts payable with respect to the preferred stock of any series and any other parity securities are not paid in full, the holders of the preferred stock of that series and of the parity securities will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of preferred stock and the parity securities are paid in full, they will have no right or claim to any of our remaining assets.

Because we are a bank holding company, our rights and the rights of our creditors and of our shareholders, including the holders of any shares of preferred stock then outstanding, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

Redemption. We may provide that a series of the preferred stock may be redeemable, in whole or in part, at our option or at the option of the holder of the stock. In addition, a series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund or otherwise. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be described in the prospectus supplement.

In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, our Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable.

On or after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock called for redemption. In addition, all rights of holders of the shares will terminate except for the right to receive the redemption price.

Unless otherwise specified in the applicable prospectus supplement for any series of preferred stock, if any dividends on any other series of preferred stock ranking equally as to payment of dividends and liquidation rights with such series of preferred stock are in arrears, no shares of any such series of preferred stock may be redeemed, whether by mandatory or optional redemption, unless all shares of preferred stock are redeemed, and we will not purchase any shares of such series of preferred stock. This requirement, however, will not prevent us from acquiring such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Voting Rights. Unless otherwise described in the applicable prospectus supplement, holders of the preferred stock will have no voting rights except as otherwise required by law or in our Articles of Incorporation.

Under regulations adopted by the Federal Reserve Board, if the holders of any series of the preferred stock are or become entitled to vote for the election of directors, such series may then be deemed a “class of voting securities” and a holder of 10% or more of such series that is a company may then be subject to regulation as a bank holding company. In addition, at such time as such series is deemed a class of voting securities, (a) any holder that is a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain more than 5% of that series and (b) any person may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of that series.

Series A Preferred Stock

This section summarizes specific terms and provisions of the Series A Preferred Stock. The description of the Series A Preferred Stock contained in this section is qualified in its entirety by the actual terms of the Series A Preferred Stock, as are stated in the articles of amendment to our Articles of Incorporation, a copy of which is included in Exhibit 3.1 to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General. The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 24,000 shares, no par value per share, having a liquidation preference amount of $1,000 per share. The Series A Preferred Stock has no maturity date. We issued the shares of Series A Preferred Stock to Treasury on November 21, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $24.0 million.

Dividend Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from November 21, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009.

Dividends on the Series A Preferred Stock are cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends. So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Heritage Financial Corporation. We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Heritage Financial Corporation, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Heritage Financial Corporation, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of Heritage Financial Corporation or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger or consolidation of Heritage Financial Corporation with another entity nor a sale, lease or exchange of all or substantially all of Heritage Financial Corporation’s assets will constitute a liquidation, dissolution or winding up of the affairs of Heritage Financial Corporation.

Redemption and Repurchases Subject to the prior approval of the Federal Reserve Board, the Series A Preferred Stock is redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have, or our successor following a business combination with another entity which also participated in the TARP Capital Purchase Program has, raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. The “Minimum Amount” means $6.0 million plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury. A “Qualified Equity Offering” is defined as the sale for cash by Heritage Financial Corporation (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

Subsequent to our issuance of the Series A Preferred Stock, on February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (the “ARRA”) into law. Among other things, the ARRA provides that subject to consulting with the appropriate federal banking agency (the Federal Reserve in our case), Treasury must permit repayment of funds provided under the TARP Capital Purchase Program without regard to whether the institution which received the funds has replaced the funds from any other source.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights. Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights. The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Washington law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Heritage Financial Corporation will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

In addition to any other vote or consent required by Washington law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•

amend our Articles of Incorporation or the articles of amendment for the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Heritage Financial Corporation; or

•

amend our Articles of Incorporation or the articles of amendment for the Series A Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of Heritage Financial Corporation with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Heritage Financial Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one for each share then held.

Anti-takeover Effects

The provisions of our Articles of Incorporation, our Bylaws, and Washington law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

Authorized Shares. Our Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock and 2,500,000 shares of preferred stock. These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Restrictions on Voting Rights. Our Articles of Incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of our equity security. Specifically, our Articles of Incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of our equity security without the prior approval by a two-thirds vote of our “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of our outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person shall be entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of our “Continuing Directors” and for our employee benefit plans. Under our Articles of Incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the Articles of Incorporation provide that a majority of our Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors. Our Board of Directors is divided into three classes, each of which contains approximately one-third of the members of the Board. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors is intended to provide for Board continuity. The classification of directors, together with the provisions in our Articles of Incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on the Board of Directors, has the effect, however, of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Our Articles of Incorporation provides that the size of the Board shall be not less than five or more than 25 (exclusive of directors to be elected by the holders of any series of preferred stock then outstanding, voting separately as a class) as set in accordance with the Bylaws. In accordance with the Bylaws, the number of directors is currently set at ten. The Articles of Incorporation provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires. The Articles of Incorporation further provide that a director may be removed from the Board of Directors prior to the expiration of his term only for cause and only upon the vote of the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.

The foregoing description of our Board of Directors does not apply with respect to directors that may be elected by the holders of the Series A Preferred Stock. The terms of the Series A Preferred Stock provide that the holders of the Series A Preferred Stock have the right to elect two directors in the event we do not pay dividends on the Series A Preferred Stock for six or more dividend periods, whether or not consecutive. This right will terminate and the terms of such directors will end at the time all unpaid dividends on the Series A Preferred Stock have been paid in full. See “—Series A Preferred Stock-Voting Rights.”

Cumulative Voting, Special Meetings and Action by Written Consent. Our Articles of Incorporation do not provide for cumulative voting for any purpose. Our Bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board, our Chief Executive Officer, a majority of the Board of Directors, or any shareholder or shareholders holding in the aggregate at least ten percent of all shares entitled to vote at the special meeting. The Washington Business Corporation Act provides that any action taken by written consent in lieu of a shareholder meeting must receive the consent of all shareholders entitled to vote on the action.

Shareholder Vote Required to Approve Business Combinations with Principal Shareholders. The Articles of Incorporation require the approval of the holders of at least 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined therein), considered as one class, to approve certain “Business Combinations” (as defined therein) involving a Control Person except in cases where the proposed transaction has been approved in advance by a majority of the “Continuing Directors” (as defined therein) or certain fair price and procedure criteria have been met. The term “Control Person” is defined to include any individual, corporation, partnership or other entity which, together with the affiliates and associates of such person or entity, owns beneficially 20% or more of the outstanding shares of the common stock of Heritage Financial Corporation or an affiliate or associate of such person or entity. The term “Continuing Director” means a director of Heritage Financial Corporation who was a director prior to the time when the Control Person became the beneficial owner of 10% or more of the outstanding shares of the common stock of Heritage Financial Corporation or who was designated as a Continuing Director before initially becoming a director by a majority of the Continuing Directors. The term “Business Combination” is defined to include: (i) any merger or consolidation of Heritage Financial Corporation with or into a Control Person; (ii) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of Heritage Financial Corporation, or of a subsidiary, to a Control Person; (iii) any merger or consolidation of a Control Person with or into Heritage Financial Corporation or a subsidiary of Heritage Financial Corporation; (iv) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of a Control Person to Heritage Financial Corporation or a subsidiary of Heritage Financial Corporation; (v) the issuance of any securities of Heritage Financial Corporation or a subsidiary of Heritage Financial Corporation to a Control Person; (vi) the acquisition by Heritage Financial Corporation or a subsidiary of Heritage Financial Corporation of any securities of a Control Person; (vii) any reclassification of common stock of Heritage Financial Corporation, or any recapitalization involving the common stock of Heritage Financial Corporation, consummated within five years after a Control Person becomes a Control Person; or (viii) any agreement or other arrangement providing for any of the foregoing.

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Amendment of Articles of Incorporation and Bylaws. Amendments to our Articles of Incorporation must be approved by our Board of Directors by a majority vote of the Board and by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the stock entitled to vote generally in the election of directors (giving effect to the 10% voting limitation described above), voting together as a single class, is required to amend or repeal certain provisions of the Articles of Incorporation, including the provisions relating to the number of directors, classification of the Board and the filling of Board vacancies, the 10% voting limitation, “Business Combinations” with “Control Persons,” indemnification and amendment of the Articles of Incorporation. Our Bylaws may be amended by our Board of Directors by vote of a majority of the whole Board or by our shareholders by the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter.

The cumulative effect of the restrictions on a potential acquisition of us that are contained in our Articles of Incorporation and Bylaws, and federal and Washington law, may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of shares of our common stock or preferred stock. Warrants may be issued independently or together with any shares of our common stock or preferred stock offered by any prospectus supplement and may be attached to or separate from the shares of common stock or preferred stock. The warrants will be issued under warrant agreements to be entered into between Heritage Financial Corporation and a bank or trust company, as warrant agent, as is named in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as an agent of Heritage Financial Corporation in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

The following outlines some of the anticipated general terms and conditions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable warrant agreement.

General

If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

•	the offering price;

•	the number of shares purchasable upon exercise of any common stock warrants and the price at which such shares of common stock may be purchased upon such exercise;

•

the designation, number of shares and terms of the preferred stock purchasable upon exercise of any preferred stock warrants and the price at which such shares of preferred stock may be purchased upon such exercise;

•	if applicable, the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

•	the date on which the right to exercise the warrants will commence and the date on which such right will expire;

•	whether the warrants will be issued in registered or bearer form;

•	a discussion of certain federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants.

If in registered form, warrants may be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise.

Exercise of Warrants

Each warrant will entitle the holder to purchase such number of shares of common stock or preferred stock at such exercise price as shall in each case be set forth in, or can be calculated according to information contained in, the prospectus supplement relating to the warrant. Warrants may be exercised at such times as are set forth in the prospectus supplement relating to such warrants. After the close of business on the expiration date of the warrants, or such later date to which such expiration date may be extended by Heritage Financial Corporation, unexercised warrants will become void.

Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement, warrants may be exercised by delivery to the warrant agent of the certificate evidencing such warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase the shares of common stock or preferred stock upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of such payment and the certificate representing the warrants to be exercised, properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock or preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

Additional Provisions

The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each stock warrant will be subject to adjustment in certain events, including:

•	the issuance of the stock dividend to holders of common stock or preferred stock, respectively;

•	a combination, subdivision or reclassification of common stock or preferred stock, respectively; or

•	any other event described in the applicable prospectus supplement.

In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each stock warrant, we may elect to adjust the number of stock warrants. No adjustment in the number of shares purchasable upon exercise of the stock warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of stock warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of Heritage Financial Corporation as an entirety or substantially as an entirety, the holder of each outstanding stock warrant will have the right upon the exercise thereof to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which such stock warrants were exercisable immediately prior thereto.

PLAN OF DISTRIBUTION

We may sell our securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers or to a single purchaser.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the type and amounts of securities underwritten or purchased by each of them; and

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Pursuant to a requirement by the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by us from the sale of any securities registered pursuant to SEC Rule 415.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates in connection with those derivatives, then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. In that event, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Breyer & Associates PC, McLean, Virginia.

EXPERTS

The consolidated statements of financial condition of Heritage Financial Corporation and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

3,850,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Keefe, Bruyette & Woods	D.A. Davidson & Co.
Book Running Manager

December 9, 2010